599 Lexington Avenue New York, NY 10022-6069 +1.212.848.4000

July 18, 2022

VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathryn Jacobson and Robert Littlepage

Re:	Intapp, Inc.

Form 10-K for the Year Ended June 30, 2021

Filed September 15, 2021

Form 8-K filed May 11, 2022

File No. 001-40550

Ladies and Gentlemen:

On behalf of Intapp, Inc. (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated June 28, 2022 (the “Comment Letter”), to the Company regarding the Company’s above-referenced Form 8-K filed May 11, 2022.

To facilitate your review of the Company’s response, we have repeated your comment in italics followed immediately by the response of the Company.

Form 8-K filed May 11, 2022

Fourth Quarter and Full Fiscal Year 2022 Outlook, page 3

We note your forward-looking presentation of Non-GAAP Operating Loss and Non-GAAP Net loss per share. Please disclose and state if true that you omitted a reconciliation to the most comparable GAAP measures in reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K. Further identify the information that is unavailable. Although you cited the "uncertainty regarding, and the potential variability of, the amounts of stock-based compensation expense and amortization of intangible assets that may be incurred in the future" (page 5), it is unclear how estimating these costs in the near term could require unreasonable efforts. In this regard, we note that your projected non-GAAP operating loss and non-GAAP net loss per share for your fourth fiscal quarter account for a significant portion of your full year outlook for those measures without further explanation by you. Refer to Q&A 102.10 of the C&DI on Non-GAAP Financial Measures and Rule 100(a) and (b) of Regulation G.

SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

The Company respectfully confirms to the Staff that, in the “Outlook” section of its earnings release issued on May 11, 2022, the Company did not provide a quantitative reconciliation for its projected non-GAAP operating loss and non-GAAP net loss per share for the fourth quarter and full fiscal year 2022 because it could not do so without unreasonable efforts due to the uncertainty and potential variability of the amounts of stock-based compensation and the amortization of intangible assets.

Since its IPO in 2021, the majority of the Company’s stock awards have consisted of restricted stock units (RSUs) or performance-based stock units (PSUs) and a significant portion of its stock-based compensation expense has consisted of PSUs. The vesting of PSUs can significantly impact the Company’s GAAP operating results in any quarterly period and the timing of the achievement of vesting milestones for PSUs is hard to predict with certainty. During the course of fiscal year 2022 and entering into the fourth quarter, the Company had a significant number of open positions for which it was recruiting. In this very competitive hiring environment, it was difficult for the Company to predict how quickly the open positions would be filled, the amount of equity compensation that would be included as part of each new hire’s compensation package and the mix of RSUs and PSUs that would be granted. In addition, the recent volatility in the Company’s stock price made it harder to predict the stock-based compensation expense that would be incurred on future grants of new hire stock awards.

The Company routinely evaluates opportunities for acquisitions to enhance its current product and services offerings. It is difficult for the Company to estimate the future intangible amortization expense of any acquisition that is being considered because it would require the Company to estimate the purchase price and its allocation to acquired assets and liabilities, including intangible assets, as well as their expected lives. There is no certainty that any of the acquisitions being considered will move forward and, for those that may move forward, the timing of the ultimate closing. For example, in the fourth quarter of fiscal year 2022, the Company evaluated a number of potential acquisitions, only one of which closed in the fourth quarter.

As such, due to the difficulty in predicting the timing and amount of reconciling items such as stock-based compensation expense and amortization of intangible assets that impact non-GAAP operating loss and non-GAAP net loss, the Company was, in its earnings release issued on May 11, 2022, unable to provide reconciliations of non-GAAP operating loss and non-GAAP net loss per share to their most directly comparable GAAP measures, operating loss and net loss per share, respectively, without unreasonable effort. The Company therefore omitted a quantitative reconciliation of GAAP to non-GAAP operating loss and GAAP to non-GAAP net loss per share in reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K.

In response to the Staff’s comment that the Company’s projected non-GAAP operating loss and non-GAAP net loss per share for the fourth quarter of fiscal year 2022 accounted for a significant portion of its full year outlook for these measures without further explanation, the Company respectfully advises that this was largely due to the Company’s expectation of a return to pre-COVID levels of marketing expenditure, including in-person marketing events and employee business travel, which were significantly lower than during first half of fiscal year 2022 and prior periods, as well as an increase in the pace of hiring in the fourth quarter of fiscal year 2022. The Company also had expected certain requisitions for new employee hires to be filled in the fourth quarter of fiscal 2022.

The Company respectfully acknowledges the Staff’s comment and, in future SEC filings, to the extent that it cannot provide the reconciliation to the forward-looking comparable GAAP measures without unreasonable effort, it will disclose that fact as well as the other disclosures required under Q&A 102.10 of the C&DI on Non-GAAP Financial Measures and Rule 100(a) and (b) of Regulation G. Please see below a draft of the disclosure to be included in the “Outlook” section in future SEC filings:

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“The Company has not included a quantitative reconciliation of its guidance for non-GAAP operating loss and non-GAAP net loss per share to their most directly comparable GAAP financial measures because certain of these reconciling items, including stock-based compensation and amortization of intangible assets, could be highly variable and cannot be reasonably predicted without unreasonable effort. This is due to the inherent difficulty of forecasting the timing of certain events that have not yet occurred and are out of the Company’s control and the amounts of associated reconciling items. Please note that the unavailable reconciling items could significantly impact the Company’s GAAP operating results.”

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We thank the Staff for its consideration of the Company’s Form 8-K filed on May 11, 2022 and hope the Staff finds that the foregoing answer is responsive to its comment. If you should have any questions or further comments with respect to the Company’s Form 8-K, please do not hesitate to contact me at (212) 848-8414.

Yours very truly,

/s/ Lona Nallengara

Lona Nallengara

cc:	John Hall, Intapp, Inc.

Stephen Robertson, Intapp, Inc.

Steven Todd, Intapp, Inc.

Yian Huang, Shearman & Sterling LLP

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